Via EDGAR

October 31, 2011

Ms. Kathryn McHale
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561

Re:    Columbia Banking System, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 000-20288

Dear Ms. McHale:
This letter sets forth the responses of Columbia Banking System, Inc. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (“SEC”), Division of Corporation Finance (“Division”) contained in your letter dated August 31, 2011 regarding the Form 10-K filed by the Company for the fiscal year ended December 31, 2010, the Definitive Proxy Statement on Schedule 14A filed March 21, 2011 and the Form 10-Q filed by the Company for the fiscal quarter ended June 30, 2011. For convenience and ease of review, we have reprinted below the text of each comment in your correspondence, followed by the Company's response.
Comment No.1:
Form 10-K for the Fiscal Year Ended December 31, 2010
General

1.
Please tell us why you did not check the box on the first page of your 10-K to indicate whether you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

Response No. 1:
Our understanding is that a company should not check the cover page box related to interactive data file compliance until it is required to submit those files. Accordingly, the Company first checked the cover page box in question with its Form 10-Q for the fiscal quarter ended March 31, 2011. Please see response to Comment No. 10 below for additional information related to the Company's requirement to submit interactive data.
Comment No. 2
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
General

2.
In future filings, please include the separately-captioned section addressing off-balance sheet arrangements in the Management's Discussion and Analysis section of your report. Please refer to Item 303(a)(4)(i) of Regulation S-K.

Response No. 2:
We have reviewed Item 303(a)(4)(i)of Regulation S-K and will include the separately-captioned section addressing off-balance sheet arrangements in the Management's Discussion and Analysis section of future filings.

Proposed Revised Disclosure No. 2:
Off-Balance Sheet Arrangements
In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount reflected in the consolidated balance sheets.
        Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each client's creditworthiness on a case-by-case basis.
        Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.
        The Company had off-balance sheet loan commitments aggregating $612.0 million at December 31, 2010, an increase from $587.5.0 million at December 31, 2009. In addition, the Company had $31.2 million outstanding in standby letters of credit at December 31, 2010, a decrease from $32.9 million at December 31, 2009.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

Comment No. 3
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Originated Loans, page 66

3.	In regard to your restructured loans, please tell us and revise your future filings to address the following:

•
Provide a robust discussion of your restructured loan activities. Your discussion should include in tabular format quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions at 12/31/10, 3/31/11 and 6/30/11; and

•	Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Response No. 3:
When modifying customer loans, we may provide multiple concessions for each modification. For example, a single loan modification may include rate reduction, term extension and, occasionally, principal reduction. Historically, we have not tracked modifications by type of concession and we do not believe the type of concession will necessarily be predictive of re-default. Further, loan modifications do not comprise a significant component of our loan portfolio. The following table summarizes our troubled debt restructurings at each date, respectively:

(in thousands)	June 30, 2011	March 31, 2011	December 31, 2010
Nonaccrual, restructured loans	$4,775	$7,304	$10,525
Restructured loans accruing interest	6,681	6,739	6,505
Total restructured loans	$11,456	$14,043	$17,031

Loans are returned to an accrual status when receipt of principal and interest payments, as they become contractually due, is probable based on the preponderance of evidence in the credit analysis, the borrower's successful past performance, or favorable performance under the modified terms of the loan agreement exceeds six months. The following is an excerpt from our policy which specifically addresses this issue.

“The Bank may return a non-performing loan to accrual status if the loan is restructured in a legitimate “troubled debt restructuring” and the borrower performs satisfactorily for some period of time under the restructured terms, as follows:

1.	The borrower is to demonstrate the ability to satisfactorily service the restructured loan. A period of payment performance is generally necessary in order to make an assessment of

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

collectability that would permit returning the loan to accrual status. Thus, the borrower must demonstrate an ability to service the restructured debt before the Bank can consider returning the loan to accrual status. This ability is usually demonstrated by some period of repayment under the restructured loan terms. Generally, this period is at least six months for a monthly amortizing loan.

2.
There is to be no reasonable doubt as to the ultimate collectability of the restructured principal amount. As long as any reasonable doubt exists as to the ultimate collectability of the restructured loan balance, returning the loan to accrual status is not appropriate nor is it appropriate to recognize interest income as received when such doubt exists.”

Comment No. 4
Item 11. Executive Compensation (incorporate by reference to the Definitive Proxy Statement filed March 21, 2011)
Compensation Discussion and Analysis
Key Elements
Short-Term Incentives, page 28

4.
In future filings, please expand your discussion to provide additional analysis of the effect of individual performance on incentive compensation. We note that your disclosure suggests that it is a significant factor considered by the company. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the company considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Response No. 4:
In future filings, to the extent that individual performance is a significant factor, we will expand our discussion of short-term incentive compensation to provide additional analysis of the effect of individual performance on incentive compensation. The expanded discussion will include additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers, specifying any quantitative and qualitative elements of individual performance, and specific strategic contributions to the Company considered in the Company's evaluation.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

Proposed Revised Disclosure No. 4:

The following is an example of disclosure that could be included in future filings, to the extent relevant:

The cash bonus payouts to the Named Executives for 20XX were based in part on the following elements of individual performance and specific contributions to Columbia's overall performance in 20XX.

Named Executive	Individual Performance Elements and Contributions
CEO	• Led Columbia to earnings per share that exceeded budget and peer median.
CFO	• Drove reduction in expenses and increased performance of the securities portfolio.
NEO	• Successfully integrated the operations of acquisitions.
NEO	• Improved the resolution of problem credits and successfully managed FDIC loss-share compliance.
NEO	• Successfully integrated over XXX employees who joined Columbia through acquisitions.

Comment No. 5
Summary Compensation Table, page 35

5.
In the preceding pages, you describe what appears to be a non-equity compensation plan but you have recorded awards under this plan in the bonus column of the Summary Compensation Table. In future filings, please add a non-equity compensation plan column or explain to the staff why this is not appropriate.

Response No. 5:
In future filings, when non-equity incentive plan compensation has been earned by any named executive officer for services during the fiscal year, we will report such compensation under a column for non-equity incentive plan compensation as required by Regulation S-K Item 402(c)(2)(vii). The amounts shown in the “Bonus” column of the 2010 Summary Compensation Table represent discretionary bonuses awarded to the named executive officers for 2010 performance.

The Company did not make any non-equity incentive plan awards to named executive officers for 2010 because, at the beginning of 2010 and through most of the year, the Company was subject to the compensation restrictions under the rules applicable to participants in the U.S. Treasury Capital Purchase Program (“CPP Rules”), including but not limited to a prohibition on paying or accruing any cash incentive awards to the named executives other than Mr. Roberts, who the Personnel and Compensation Committee of the Company's Board of Directors (the “Committee”) determined to treat consistently with the other named executives in this respect. Because no cash incentive awards were permitted to be paid or accrued under the CPP Rules during the time the Company's preferred stock issued to the Treasury (the “Treasury Preferred Stock”) was outstanding (i.e., through August 11, 2010), particularly in early 2010 when the Committee made decisions

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

regarding allocations among various elements of total direct compensation for the named executives, no “non-equity incentive plan” within the meaning of Regulation S-K Item 402(a)(6) was established for 2010 and therefore no non-equity incentive plan awards were made for 2010 performance. The Company developed scorecards with performance goals and weightings covering the named executives as a means of driving and assessing their performance against critical goals and to provide a reference for the Committee to use in determining 2010 cash incentive awards, if any, in the event Columbia redeemed the Treasury Preferred Stock during 2010, as was the case. In early 2011, the Committee determined to award discretionary bonuses to all named executives, using the Company's performance against the goals established for the Chief Executive Officer for 2010 as a reference to assess Company and executive performance.

Comment No. 6

6.
Please amend your 10-K to reflect the correct compensation for your executive officers. We note that Mr. Nelson's compensation figures for 2009 and 2010 do not appear to add up to the total reflected in your table.

Response No. 6:
We will amend our 2010 Form 10-K to correctly report Mr. Nelson's bonus of $91,450 as 2010 bonus compensation. Although the printed proxy statement delivered to shareholders was correct, the EDGAR filing of the proxy statement prepared by the Company's financial printer inadvertently reported that bonus amount as 2009 compensation.

Comment No. 7
2010 Grants of Plan-Based Awards, page 36

7.
We note your disclosure in this section; however, the triggering event for the GPBA table is the date on which the compensation committee approved the plan-based award, not the date on which cash or stock was actually paid. In addition, you appear to have paid awards in connection with a non-equity incentive plan which would require disclosure in this table of the threshold, target and maximum amounts payable. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the historical performance objectives and the competitive harm that is likely to result from disclosure.

Response No. 7:
The timing of the regular annual equity incentive award grant for 2010 was shifted such that equity incentive awards for named executive officers were approved by the Committee and granted to the named executive officers on December 29, 2009. As such, they were reported in the 2009 Grants of Plan-Based Awards table in the Company's definitive proxy statement filed March 22, 2010.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

The Committee did not approve any awards reportable in the Grants of Plan-Based Awards table for 2010.

As discussed in our response to Comment 5 above, we did not grant any non-equity incentive plan awards for 2010.

Comment No. 8
Item 13. Certain Relationships and Related Transactions, and Director Independence
(incorporated by reference to the Definitive Proxy Statement filed March 21, 2011)

Interest of Management in Certain Transactions, page 49

8.
Please revise the title of this section to alert the reader to the fact that the disclosures required by Item 404 cover transactions for more than just “management” (security holders covered by Item 403(a) of Regulation S-K are also covered).

Response No. 8:
In future filings we will revise the title of this section to be “INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND 5% SHAREHOLDERS IN CERTAIN TRANSACTIONS” to alert the reader to the fact that the disclosures cover transactions for more than just management.

Comment No. 9

9.
Please represent to the staff that your transactions with related parties “were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender” or provide the additional disclosures required by Item 404 of Regulation S-K. Please make sure all future filings clarify this disclosure. Please refer to Instruction 4 to Item 404(a).

Response No. 9:
We represent to the Staff that our transactions with related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. In addition, we will clarify this disclosure in all future filings in accordance with Item 404 of Regulation S-K, including Instruction 4 thereof.

Comment No. 10
Item 15. Exhibits, Financial Statement Schedules

(a)(3) Exhibits, page 110

10.
We are unable to locate the interactive data required to be filed as an exhibit to your Form 10-K for the fiscal year ended December 31, 2010 and Forms 10-Q for the fiscal quarters ended June 30, 2010 and September 30, 2010. Please advise. Refer to Item 601(b)(101)(i)(B) of Regulation S-K and Rule 405(f)(2) of Regulation S-T. Please also note that the failure to comply with interactive

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

data requirements may impair the company's eligibility to use Form S-3, among other things.

Response No. 10:
Subsequent to the SEC adopting rules requiring the submission of interactive data, the Company assessed its filing status and related interactive data submission requirements at the end of each fiscal year (by looking to its public float as of the end of the most recently completed second quarter). The Company then followed the interactive data phase-in provisions for that filing status in the filings it made during the immediately following fiscal year.

At December 31, 2009 the Company was in an accelerated filer filing status, thus the Company was not required to submit interactive data for filings during its fiscal year ended December 31, 2010.

At December 31, 2010 the Company transitioned to a large accelerated filer filing status based upon its public float at the end of its second fiscal quarter ended June 30, 2010. Accordingly, the Company submitted interactive data with block tagging of the financial statement footnotes as an exhibit to its Form 10-Q for the fiscal quarter ended March 31, 2011. The Company submitted interactive data with detail tagging of the financial statement footnotes as an exhibit to its Form 10-Q for the fiscal quarter ended June 30, 2011.

Comment No. 11

11.
Companies are required to post XBRL data on their public websites by the end of the calendar day on which a periodic report was filed with the SEC or was required to be filed (whichever is earlier), and the XBRL data must remain on the company's website for 12 months. We are unable to locate the XBRL data on your website, https://www.columbiabank.com. Please advise.

Response No. 11:

XBRL data is available on the Company's web site, https://www.columbiabank.com. Currently, the data is available in the 'Investor Relations' page of the web site, which is accessed from the 'About Us' section on the web site home page. The XBRL data is available via hyperlink to the XBRL data file, which is hosted by SNL Financial, LLC, a non-SEC third-party web site. Accordingly, the Company believes XBRL data is posted and available on the Company's web site within the timeframes required by applicable regulation.

Comment No. 12
Signatures, page 111

12.
Your 10-K must be signed by, among others, your controller or principal accounting officer. Refer to General Instruction D(2)(a) of Form 10-K. We note that Mr. Schminkey is your chief financial officer, but it is unclear whether he is also your controller or principal accounting officer. If so, please confirm. Further, please ensure that future filings identify the controller or principal accounting officer as such on the signature page.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

Response No. 12:
In future filings the Company will identify Mr. Schminkey as both the principal financial and principal accounting officer.
Comment No. 13
Form 10-Q for the Period Ended June 30, 2011

Item 1. Financial Statements (unaudited)

Notes to Unaudited Consolidated Condensed Financial Statements

Note 7. Allowance for Loan and Lease Losses and Unfunded Commitments and Letters of
Credit, page 14

13.
We note that you eliminated the unallocated portion of the allowance for loan and lease losses for noncovered loans through a reduction of ($3.3 million) in the provision for loan losses during the 3 months ended March 31, 2011. We note further that you recorded a $854 thousand provision for loan losses for the unallocated portion of the allowance for loan and lease losses during the 3 months ended June 30, 2011. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan losses amounts allocated to the various loan categories versus the unallocated amount. Discuss any specific trends or changes from prior periods in environment factors that gave rise to the changes.

Response No. 13:
The Company's allowance methodology is described in Management's Discussion and Analysis as well as the financial statement footnotes. The unallocated portion of the allowance for loan and lease losses provides for other loss factors inherent in our loan portfolio that may not have been contemplated in the general and specific components of the allowance. This unallocated amount generally comprises less than 5% of the allowance. The unallocated amount is reviewed quarterly based on trends in credit losses, the results of credit reviews and overall economic trends.
The reduction of our unallocated allowance at March 31, 2011 was not elimination but, rather, was a reclassification from unallocated to specific portfolio segments based upon results of the Company's allowance methodology. The overall allowance amount was deemed adequate at March 31, 2011 as evidenced by the zero total provision for loan and lease losses. However, as a result of the Company's allowance methodology, the $3.3 million in unallocated allowance at December 31, 2010 was reclassified to specific portfolio segments.
Similarly, the $854 thousand unallocated provision at June 30, 2011 represents the amount, calculated per the Company's allowance methodology, to establish an allowance sufficient enough to absorb inherent losses in our entire loan and lease portfolio, over and above the allowance allocated to each individual portfolio segment.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

Comment No. 14
Note 8. Covered Assets and FDIC Loss-Sharing Asset, page 19

14.	We note that you combined cash receipts, disposals and changes in cash flows in the accretable yield rollforward table on page 20. Please provide us, and revise in future filings, the rollforward of activity for the accretable yield recorded for purchased loans to reflect the specific amounts attributable to additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period as required by ASC Subtopic 310-30-50-2.2.

Response No. 14:
See Proposed Revised Disclosure No. 14 below.
Proposed Revised Disclosure No. 14:

The following table shows the changes in accretable yield for the periods indicated:

(in thousands)	Three months ended June 30, 2011	Six months ended June 30, 2011
Balance at beginning of period	$217,351	$256,572
Accretion	(15,458)	(36,761)
Disposals	(4,558)	(15,540)
Reclassifications from nonaccretable difference	57,187	50,251
Balance at end of period	$254,522	$254,522

Comment No. 15

15.
Please provide us with and revise future filings, to include a rollfoward of your loans accounted for under ASC 310-30 which reconciles your contractual receivable to your carrying amount. Your revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

Response No. 15:
For loans acquired during the second fiscal quarter of 2011, we provisionally measured the acquisition date fair value using a market-based approach. Accordingly, the reconciliation of our contractual receivable to the fair value at the acquisition date, as required by ASC 310-30-50-2a.3 was unavailable at the time of our second quarter filing.
The acquisition date fair value of those acquired loans was measured using an income-based approach during the third quarter. See Proposed Revised Disclosure No. 15 below.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

Proposed Revised Disclosure No. 15:

The following table shows the carrying amounts for acquired loans at acquisition date, respectively:

	First Heritage Bank	Summit Bank
(in thousands)	May 27, 2011	May 20, 2011
Contractually required payments of interest and principal	$151,611	$127,823
Nonaccretable difference	(34,052)	(34,301)
Cash flows expected to be collected(1)	117,559	93,522
Accretable yield	(36,071)	(23,739)
Carrying value of acquired loans	$81,488	$69,783
(1) Represents undiscounted expected principal and interest cash flows

Comment No. 16

16.	Please tell us and disclose how the remaining amounts of the both the contractual and expected cash flows are determined at each reporting period.

Response No. 16:
Acquired loans accounted for under ASC 310-30 that have common risk characteristics are aggregated into pools; the pool is the unit of account for those loans. The Company re-measures contractual and expected cash flows, at the pool-level, on a quarterly basis.

Contractual cash flows are calculated based upon the loan pool terms after applying a prepayment factor. Calculation of the applied prepayment factor for contractual cash flows is the same as described below for expected cash flows.

Inputs to the determination of expected cash flows include cumulative default and prepayment data as well as loss severity and recovery lag information. Cumulative default and prepayment data are calculated via a transition matrix. The transition matrix is a matrix of probability values that specifies the probability of a loan pool transitioning into a particular delinquency state (e.g. 0-30 days past due, 31 to 60 days, etc.) given its delinquency state at the re-measurement date. Loss severity factors are based upon actual charge-off data within the loan pools and recovery lags are based upon experience with the collateral within the loan pools.

Once the prepayment, default, loss severity and recovery lag assumptions have been calculated, those assumptions are input into an acquired loan platform. The acquired loan platform is a stand-alone accounting system utilized by the Company to account for loans under ASC 310-30. The acquired loan platform utilizes the inputs described above and current loan pool data to re-measure contractual and expected future cash flows.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

Proposed Revised Disclosure No. 16:
Acquired loans accounted for under ASC 310-30 that have common risk characteristics are aggregated into pools. The Company re-measures contractual and expected cash flows, at the pool-level, on a quarterly basis.

Contractual cash flows are calculated based upon the loan pool terms after applying a prepayment factor. Calculation of the applied prepayment factor for contractual cash flows is the same as described below for expected cash flows.

Inputs to the determination of expected cash flows include cumulative default and prepayment data as well as loss severity and recovery lag information. Cumulative default and prepayment data are calculated via a transition matrix. The transition matrix is a matrix of probability values that specifies the probability of a loan pool transitioning into a particular delinquency state (e.g. 0-30 days past due, 31 to 60 days, etc.) given its delinquency state at the re-measurement date. Loss severity factors are based upon actual charge-off data within the loan pools and recovery lags are based upon experience with the collateral within the loan pools.

Comment No. 17

17.
Please tell us and disclose how the amount of movement between the nonaccretable and accretable differences' and the related impact on the indemnification asset is determined at each reporting period. You should discuss the reasons for any material changes in MD&A and the notes to the financial statements. In your response, please also address the significant increase in the accretable yield due to the transfer from the nonaccretable difference which occurred during fiscal 2010.

Response No. 17:
The amount of movement between the nonaccretable difference and accretable yield is an outcome of the quarterly re-measurement of contractual and expected cash flows as described in Response No. 16 above.
When the quarterly re-measurement process results in a decrease in expected cash flows due to an increase in expected credit losses, impairment is recorded. As a result of this impairment, the indemnification asset is increased to reflect anticipated future cash to be received from the Federal Deposit Insurance Corporation (“FDIC”). Consistent with the loss-sharing agreements between the Company and the FDIC, the amount of the increase to the indemnification asset is measured as 80% of the resulting impairment.
Alternatively, when the quarterly re-measurement results in an increase in expected future cash flows due to a decrease in expected credit losses, the nonaccretable difference decreases and the effective yield of the related loan pool is increased. As a result of the improved expected cash flows, the indemnification asset would be reduced first by the amount of any impairment previously recorded and, second, by increased amortization over the remaining life of the related loan portfolio.
During 2010, we transferred $188.8 million from nonaccretable difference to accretable yield.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

This transfer was the result of better-than-expected cash flow performance on several of the loan pools acquired in 2010.
Proposed Revised Disclosure No. 17:
The Company re-measures contractual and expected cash flows, at the pool-level, on a quarterly basis. When the quarterly re-measurement process results in a decrease in expected cash flows due to an increase in expected credit losses, impairment is recorded. As a result of this impairment, the indemnification asset is increased to reflect anticipated future cash to be received from the Federal Deposit Insurance Corporation (“FDIC”). Consistent with the loss-sharing agreements between the Company and the FDIC, the amount of the increase to the indemnification asset is measured as 80% of the resulting impairment.

Alternatively, when the quarterly re-measurement results in an increase in expected future cash flows due to a decrease in expected credit losses, the nonaccretable difference decreases and the effective yield of the related loan pool is increased. As a result of the improved expected cash flows, the indemnification asset would be reduced first by the amount of any impairment previously recorded and, second, by increased amortization over the remaining life of the related loan portfolio.

Ms. Kathryn McHale, Staff Attorney
United States Securities and Exchange Commission

In connection with this response, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call me directly at (253) 305-1966.

Sincerely,

/s/ Gary R. Schminkey___________________________________
Gary R. Schminkey
Executive Vice President and
Chief Financial Officer

cc:    Mr. Dave Irving, Securities and Exchange Commission
    Mr. Marc Thomas, Securities and Exchange Commission
Mr. Michael F. Johnson, Securities and Exchange Commission
Stephen M. Klein, Graham & Dunn
David Haslip, Deloitte & Touche LLP